

ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/ 236 /2005

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

June 15, 2005


05009158

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

Dear Sir,

Subject: Signing of Gas Sales Agreement, MTJDA Project

Reference is made to the MTJDA Project (Blocks B-17 & C-19 and B-17-01) in the Malaysia-Thailand Joint Development Area in which PTTEP International Limited or PTTEPI (a subsidiary of PTT Exploration and Production Public Company Limited or PTTEP) is a joint operator with PC JDA Limited by holding participation interests 50% and 50% respectively.

PTTEP wishes to announce that on June 16, 2005, Malaysia-Thailand Joint Authority, PTTEPI and PC JDA Limited (Sellers) will sign the Gas Sales Agreement (GSA) of MTJDA project (Blocks B-17 & C-19 and B-17-01), with PTT Public Company Limited (PTT) (Buyer). Gas production is expected to commence at the Daily Contract Quantity (DCQ) of 270 million cubic feet per day (MMCFD) in mid 2008. Furthermore, if additional petroleum reserves are discovered in a later stage, then the Sellers can subsequently increase the DCQ up to 470 MMCFD. The gas sales price will be comparable to the price of major gas fields in the Gulf of Thailand.

Yours sincerely,

Maroot Mrigadat
President

PROCESSED
JUN 2 1 2005
THOMSON
FINANCIAL


SEC MAIL
PROCESSING
RECEIVED
JUN 2 0 2005
WASH. D.C.
209
SECTION

มีประสิทธิภาพ โปร่งใส ก้าวไกล มั่นคง ปตท.สผ. รณรงค์ส่งเสริม "บรรษัทภิบาล"
Effectiveness and Transparency drive our Growth and Stability - At PTTEP we commit to strong "Corporate Governance"

อาคารสำนักงาน ปตท.สผ. 555 ถนนวิภาวดีรังสิต เขตจตุจักร กรุงเทพฯ 10900 โทร. +66(0) 2537-4000 แฟ็กซ์: +66(0) 2537-4333, 2537-4444 http://www.pttep.com
PTTEP Office Building 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900 Thailand Tel. +66(0) 2537-4000 Fax: +66(0) 2537-4333, 2537-4444 http://www.pttep.com